

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re: Wonder International Education & Investment Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response dated December 31, 2012**
> **File No. 333-163635**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 3
Business Information, page 4

1. We note your response to comment 2. Clarify whether vocational schools are covered by the Education Law of the People's Republic of China. Clarify whether the company has elected to require "reasonable returns" from its schools. If so, clarify how much was available to be distributed to the company for 2011.

Marketing Advantage, page 22

2. We note your response to comment 5. Further revise your disclosure to disclose the basis for your belief that "almost all" of your students are employed within 30 days after graduation.

PRC regulations relating to the establishment of offshore special purpose companies, page 29

3. We note your response to comment 6. You should disclose the status of their SAFE registrations in your amended filing.

Note 1 Organization of Business, page F-6

4. We note your response to prior comment nine. Since Mr. Xie is the majority owner of both Wonder International and Wonder University, it is unclear how you have concluded that his common ownership and ability to control the election of the board members does not result in the ability of Wonder International to exercise significant influence over the operating and financial policies of Wonder University. Please describe in more detail Mr. Xie's involvement with the board of directors and the operations of Wonder University. Tell us who the other members of the board of directors for both Wonder International and Wonder University are. Further tell us how you considered the previous and future intra-entity transactions in your analysis.

5. We reissue previous comment 22. Provide us with the disclosures you will include in your next filing to describe your involvement with the operating companies and how this impacts your financial performance and cash flows.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
         Daniel Luciano, Esq.